UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-34278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Broadwind Energy, Inc. Employees’ 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Broadwind Energy, Inc.

3240 South Central Ave.

Cicero, IL 60804

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Broadwind Energy, Inc. Employees’ 401(k) Plan

Cicero, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for Broadwind Energy, Inc. Employees’ 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, line 4i – Schedule of Assets (Held At End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Sassetti LLC

We have served as the Plan’s auditor since 2015.

Oak Park, Illinois

June 15, 2018

BROADWIND ENERGY, INC.

EMPLOYEES’ 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,

	2017	2016
Cash	$3,454	$56,610

Investments, at fair value	16,502,531	15,881,364

Receivables
Company contributions	108,929	221,458
Notes receivable from participants	307,158	309,133
Total receivables	416,087	530,591

Net assets available for benefits	$16,922,072	$16,468,565

The accompanying notes are an integral part of these statements.

BROADWIND ENERGY, INC.

EMPLOYEES’ 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31,

2017

Additions to net assets attributed to:
Investment income
Net appreciation in value of investments	$1,223,389
Interest and dividend income	857,411

Net investment income	2,080,800

Interest income on notes receivable from participants	11,012

Contributions
Company	768,670
Participant	1,263,112
Participant rollover	49,887

Total contributions	2,081,669

Total additions	4,173,481

Deductions from net assets attributed to:
Benefits paid to participants	3,700,554
Administrative expenses	19,420

Total deductions	3,719,974

Net increase	453,507

Net assets available for benefits
Beginning of year	16,468,565

End of year	$16,922,072

The accompanying notes are an integral part of this statement.

BROADWIND ENERGY, INC.

EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

DECEMBER 31, 2017 AND 2016

NOTE A - DESCRIPTION OF PLAN

The following description of the Broadwind Energy, Inc. Employees’ 401(k) Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Broadwind Energy, Inc. and subsidiaries (together, the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  In order to be eligible to participate in the Plan, employees must be 18 years of age or older and must have completed one month of service, except union employees who must have completed three months of service.

Effective January 1, 2016, the Plan was amended to add an automatic enrollment feature for new and existing eligible participants that had not previously made an election to participate in the Plan. All active and eligible participants with a 0% deferral election were automatically enrolled at a new contribution rate of 1% of compensation. Effective April 1, 2017, eligible participants contributing less than 5% have their deferral percentage increased 1% thereafter annually up to a maximum of 5%. Upon meeting eligibility requirements, newly hired employees are automatically enrolled in the Plan at a contribution rate of 1% of compensation. Employees receive notice regarding these deemed elections before the automatic contributions begin and may opt out of the automatic contributions by either electing a different contribution percentage or electing not to contribute. If the employee does not direct their contributions specifically, amounts will be invested in the Plan’s Qualified Default Investment Alternative (a risk-based asset allocation investment model).

Contributions

Eligible employees can contribute pre-tax compensation in an amount up to 100% of compensation, as defined by the Plan, subject to certain limitations under the IRC.  The Company provides a matching contribution to all non-union and Pennsylvania union employees equal to 100% of the first 3% of deferred earnings contributed by each participant, plus 50% of deferred earnings that exceed 3% of compensation, but that do not exceed 5% of compensation.  The Company provides a matching contribution to Illinois union employees equal to 50% of the first 4% of deferred earnings contributed by each participant.  Discretionary contributions are allowed by the Plan, but the Company did not make any discretionary contributions in 2017 or 2016.

The Company matching contribution may be made in either cash or in Company common stock, generally at the option of the Company. During the year ended December 31, 2017, a total of $425,380 (160,753 shares) in employer contributions were made in Company common stock,  including 46,704 shares that make up the company contribution receivable of $108,929 at December 31, 2017.  There were no contributions in common stock made during 2016.   Once the funds are invested in the Company stock fund, participants have the ability to redirect these funds at their discretion. The allocation of participant contributions and the employer contributions to the various funds is based upon the individual participant’s election. There were no matches in Company shares made in 2016.

Effective October 1, 2016, the Plan added the option for eligible employees to contribute after-tax compensation.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related Company matching and discretionary contributions, as well as the participant’s share of the Plan’s administrative expenses.  The participant contributions and the related Company matching and distributary contributions are allocated to the various investment options offered by the Plan as directed by participants. No employee deferrals may be made directly to the Company stock account, nor may any amounts be transferred in.  Participants may transfer funds out or receive disbursements from the Company stock account when requested, subject to applicable SEC regulations.

BROADWIND ENERGY, INC.

EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

DECEMBER 31, 2017 AND 2016

Vesting

Participants are fully vested in their contributions and the Company matching contributions and discretionary contributions upon participation in the Plan.

Payment of Benefits

Upon termination of service due to death, disability or retirement, or in-service distributions upon reaching the age of 59 1/2, or hardship, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum distribution.

Forfeited Accounts

At December 31, 2017 and 2016, forfeited accounts totaled approximately $6,315 and $5,952, respectively.  These accounts are used to offset future Company contributions.  There were no forfeitures used during 2017 and $45 used in 2016.

Notes Receivable from Participants

The Plan permits a participant to borrow up to the lesser of $50,000 or 50% of his or her vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the month end when the loan is issued.  Loan terms may not exceed five years unless the loan is used to acquire a primary residence, in which case longer terms are granted.  Principal and interest are paid ratably through payroll deductions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by Bank of America, N.A., the trustee of the Plan, and Invesco Trust Company, the Invesco Stable Value investment custodian. See note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investment bought and sold as well as held during the year.

Risks and Uncertainties

The Plan invests in various investment options.  Such investments are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

BROADWIND ENERGY, INC.

EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

DECEMBER 31, 2017 AND 2016

Payment of Benefits

Payment of benefits is recorded when paid.

Administrative Expenses

Certain expenses incurred in the administration of the Plan are paid by the Company.  To the extent that these expenses are not covered by the Company, all other expenses are paid by the Plan.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based on the terms of the Plan document.

NOTE C - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under FASB ASC 820, Fair Value Measurement, are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include the following:

•Quoted prices for similar assets or liabilities in active markets.

•Quoted prices for identical or similar assets or liabilities in inactive markets.

•Inputs other than quoted prices that are observable for the asset or liability.

•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2017 and 2016.

Common stock - Traded on a national securities exchange and valued at the last reported sales price on the last business day of the Plan year.

Mutual funds - Valued at the daily closing price as reported by the fund.  Mutual funds are held by the Plan are open-end mutual fund that are registered with the SEC.  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Stable value fund/collective trust fund - The fair value of the participation units owned in the collective trust funds is based on the NAV of the collective trust funds on the last business day of the Plan year.  The NAV of the collective trust funds is based on the

BROADWIND ENERGY, INC.

EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

DECEMBER 31, 2017 AND 2016

fair value of the underlying investments held by the funds.  Participant transactions (issuances and redemptions) may occur daily.  There were no unfunded commitments and no redemption limitation or notice periods, but the investment advisor reserves the right to temporarily delay withdrawals from collective trust funds in order to ensure that the securities liquidations will be carried out in an orderly business manner.  The trust seeks to preserve principal, maintain high-quality liquidity and earn an appropriate market return.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2017
	Level 1	Level 2	Level 3	Total
Common stock	$660,541	$—	$—	$660,541
Mutual funds	14,560,774	—	—	14,560,774
Total assets in the fair value hierarchy	$15,221,315	—	—	15,221,315
Stable Value Fund (a)				1,281,216
				$16,502,531

	2016
	Level 1	Level 2	Level 3	Total
Common stock	$711,110	$—	$—	$711,110
Mutual funds	13,148,608	—	—	13,148,608
Total assets in the fair value hierarchy	$13,859,718	—	—	13,859,718
Stable Value Fund (a)				2,021,646
				$15,881,364

(a)

In accordance with Subtopic 820-10, certain investments that are measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Changes in Fair Value Levels

To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored.  Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another.  In such instances, the transfer is reported at the end of the reporting period.

Plan management evaluates the significance of transfers between levels based on the nature of the investment and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2017, there were no transfers in or out of Level 1, Level 2 or Level 3.

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE E - TAX STATUS

The Plan is a Merrill Lynch Nonstandardized Prototype Defined Contribution Plan (Prototype Plan) sponsored by Merrill Lynch, Pierce, Fenner & Smith Incorporated and adopted by the Company.  The Prototype Plan obtained its latest opinion letter on March 31, 2014, in which the Internal Revenue Service (IRS) stated that the Prototype Plan, as then designed, was in compliance

BROADWIND ENERGY, INC.

EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

DECEMBER 31, 2017 AND 2016

with the applicable requirements of the IRC.  The Plan has not requested its own determination letter from the IRS.  The Plan has been amended since receiving the opinion letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the Plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of the financial statement dates.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken or expected to be taken by the Plan and has concluded that, as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress.  The Plan administrator believes it is no longer subject to income tax examination for years prior to 2014.

NOTE F - RELATED PARTIES AND PARTIES-IN-INTEREST

The Plan also allows participants to take out loans, which are considered party-in-interest transactions. The Company common stock fund includes transactions that qualify as party-in-interest transactions. These investment options and transactions are not considered prohibited transactions by statutory exemptions under ERISA regulations.

At December 31, 2017 and 2016, the Plan held approximately 242,846 and 175,800 shares, respectively, of common stock of the Company, the sponsoring employer. The employer receivable as of December 31, 2017 is made up of 46,704 shares of Company stock totaling $108,929.

During the year ended December 31, 2017, the Company identified certain terminated employees that were not provided the opportunity to defer or receive match on their final paychecks.  Company management is currently reviewing and assessing the amount of corrective contributions.  No amount has been recorded in the Plan financial statements with respect to these corrections as of December 31, 2017.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2017 and 2016, to the Form 5500:

	2017	2016
Net assets available for benefits per financial statements	16,922,072	$16,468,565
Less benefit claims payable	(3,225)	(38,250)
Add adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	—	6,874

Net assets available for benefits per Form 5500	$16,918,847	$16,437,189

The following is a reconciliation of net increase per the financial statements to the total income per the Form 5500 for the year ended December 31, 2017:

Net increase per financial statements	$453,507
Less current-year adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive contracts 2016	(6,874)
Less benefits paid to participants related to 2017 to be paid in 2018	(3,225)
Plus benefits paid to participants related to 2016 and paid in 2017	38,250

Net increase per Form 5500	$481,658

SUPPLEMENTAL SCHEDULE

BROADWIND ENERGY, INC.

EMPLOYEES’ 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

			(e)
	(b) Identity of issuer/	(d)	Current
(a)	(c) description of investment	Cost**	Value
Common Stock:
*	Broadwind Energy, Inc.		$660,541
Common/Collective Trust:
	Invesco Stable Value Trust		1,281,216
Mutual Funds:
	Janus Balanced Fund Class A		154,366
	JP Morgan Mid-Cap Valuation A		961,238
	Wells Fargo Small Company		329,992
	American Euro Pacific Growth Fund		933,908
	Prudential Jennison Mid-Cap Growth Fund		685,159
	Eaton Vance Atlanta Capital SMD		650,365
	American Century Government Bond Fund		1,255,736
	Invesco Equity and Income Fund Class A		513,185
	Wells Fargo Adv Premier Large Company Growth Class A		1,024,563
	Franklin Mutual Global Discovery		230,749
	Oppenheimer Developing Markets Fund		788,862
	Templeton Global Bond Fund Class A		502,602
	Ivy High Income Fund Class Y		272,232
	Invesco Comstock Fund Class A		1,265,493
	Loomis Sayles Core Plus Bond Class A		1,651,817
	Columbia MidCap Index Fund Class A		317,160
	Touchstone Large Cap Class A		1,008,920
	IShares S&P 500 Index Fund Institutional		1,095,437
	IShares Russell 2000 Small Cap A		194,234
	IShares MSCI EAFE International Index A		724,756
	BIF Money Fund		3,454

	Total investments		16,505,985

*	Loan to participants (3.25% to 4.25%)		307,158

	Total		$16,813,143

*      Represents a party-in-interest.

**    Not applicable as the Plan is participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Broadwind Energy, Inc. Employees’ 401(k) Plan

By /s/ Erik Jensen
Erik Jensen
Vice President and Chief Human Capital Officer

Dated: June 15, 2018